[NABORS INDUSTRIES, INC. AND NABORS INDUSTRIES LTD.]
July 31, 2008
Via EDGAR
Ms. Laura Nicholson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nabors Industries, Inc. and Nabors Industries Ltd. Registration Statement (File No. 333-151053) on Form S-4 Filed May 20, 2008
Dear Ms. Nicholson:
     Further to your conversation with our counsel and pursuant to Rule 477 under the Securities Act of 1933, as amended, Nabors Industries, Inc., a Delaware corporation, and Nabors Industries Ltd., a Bermuda exempted company, (collectively, the “Registrants”), hereby request that the above captioned Registration Statement be withdrawn effective as of the date hereof. As discussed, the Registrants believe the withdrawal to be consistent with the public interest and the protection of investors given that the Registrants intend to promptly file a new Registration Statement covering all of Nabors Industries, Inc.’s $975,000,000 6.15% Senior Notes due 2018. The Registrants represent that no securities have been offered or sold pursuant to the Registration Statement.

NABORS INDUSTRIES LTD.
By:	/s/ Bruce P. Koch
	Name:	Bruce P. Koch
	Title:	Chief Financial Officer and Vice President

NABORS INDUSTRIES, INC.
By:	/s/ Bruce P. Koch
	Name:	Bruce P. Koch
	Title:	Chief Financial Officer and Vice President